Paul D. Chestovich Direct Dial: (612) 672-8305 Direct Fax: (612) 642-8305 paul.chestovich@maslon.com

February 28, 2014

Via EDGAR and Federal Express

Mr. Jim B. Rosenberg Senior Assistant Chief Accountant Securities and Exchange Commission 100 F Street, N.E. Washington, DC 20549

Re:
GWG Holdings, Inc. (the “Company”)
Form 10-K for the Fiscal Year Ended December 31, 2012
(filed April 1, 2013)
Form 10-Q for the Quarterly Period Ended September 30, 2013
(filed October 30, 2013)
File No. 333-174887

Dear Mr. Rosenberg:

On February 13, 2014, the Company received your comment letter requesting further detail relating to certain areas of the Company’s Form 10-Q for the fiscal quarter ending September 30, 2013. Given the timing and routine nature of the comment letter, the Company contacted the SEC staff to request an extension of time to respond, which was granted.  As a result, the Company fully intends to respond to your comment letter by March 7, 2014.

Should you have any questions, please direct them to the undersigned by telephone at (612) 672-8305, by fax at (612) 642-8305, or by email at paul.chestovich@maslon.com.

Very truly yours,

/s/ Paul Chestovich
Paul D. Chestovich

cc:	Jon Gangelhoff Jon Sabes Tim Kosiek